

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2012

<u>Via Facsimile</u>
Chris Ballinger
Chief Financial Officer
Toyota Motor Credit Corporation
19001 S. Western Avenue
Torrance, California 90501

> **Re: Toyota Motor Credit Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2011**
> **Filed June 2, 2011**
> **File No. 001-09961**

Dear Mr. Ballinger:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief